EXHIBIT 99.14

LSV Asset Management
Financial Statements
As of December 31, 2023 and 2022 and for the years in the three-year period ended December 31, 2023

LSV Asset Management
Table of Contents
December 31, 2023

Independent Auditors’ Report
Management Committee and Partners of
LSV Asset Management:
Opinion
We have audited the financial statements of LSV Asset Management (the Partnership), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31,2023, and the related notes to the financial statements.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in accordance with U.S. generally accepted accounting principles.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Partnership and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern for one year after the date that the financial statements are issued.
Auditors’ Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
/s/ KPMG LLP
Philadelphia, Pennsylvania
February 20, 2024

LSV Asset Management
Balance Sheets
December 31, 2023 and 2022

(in thousands of dollars)

	2023	2022
Assets
Current assets
Cash and cash equivalents	$52,905	$51,440
Management fee receivables, net of allowance for
doubtful accounts of $30 and $6	112,467	102,382
Prepaid expenses and other current assets	4,495	4,504
Total current assets	169,867	158,326
Fixed assets, net of accumulated depreciation and
amortization of $10,478 and $9,084	4,429	3,298
Operating Lease Right-of-Use Assets	2,139	2,721
Total assets	$176,435	$164,345
Liabilities and Partners' Capital
Accrued compensation	$18,780	$21,529
Accrued other	1,295	1,818
Total accrued liabilities	20,075	23,347
Current portion of long-term operating lease liabilities	869	812
Due to SEI Funds, Inc.	53,909	53,147
Total current liabilities	74,853	77,306
Long-term Operating Lease Liabilities	2,182	3,050
Partners' capital	99,400	83,989
Total liabilities and partners' capital	$176,435	$164,345

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Operations
Years Ended December 31, 2023, 2022 and 2021

(in thousands of dollars)

	2023	2022	2021
Revenue
Management fees	$426,270	$406,895	$456,259
Interest income	1,713	542	95
Total revenue	427,983	407,437	456,354
Expenses
Compensation, benefits and other personnel	76,006	76,372	76,836
Stock based compensation	1,074	(2,986)	3,700
Consulting and professional fees	3,717	3,675	4,065
Data processing and computer related	13,009	12,833	12,130
Facilities, supplies and other costs	3,507	4,373	3,641
Depreciation and amortization	1,397	641	315
Total expenses	98,710	94,908	100,687
Income before taxes	$329,273	$312,529	$355,667
Income taxes	368	349	703
Net income	$328,905	$312,180	$354,964

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Changes in Partners' Capital
Years Ended December 31, 2023, 2022 and 2021

(in thousands of dollars)

Partnership Capital
Balance, December 31, 2020	$74,114
Net income	354,964
Partnership distributions	(339,949)
Balance, December 31, 2021	89,129
Net income	312,180
Partnership distributions	(317,320)
Balance, December 31, 2022	83,989
Net income	328,905
Partners' capital contribution	3,823
Partnership distributions	(317,317)
Balance, December 31, 2023	$99,400

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Cash Flows
Years Ended December 31, 2023, 2022 and 2021

(in thousands of dollars)

	2023	2022	2021
Cash flows from operating activities
Net income	$328,905	$312,180	$354,964
Adjustments to reconcile net income to cash provided
by operating activities
Depreciation and amortization	1,397	641	315
Increase (decrease) in allowance for doubtful accounts	24	(16)	16
Change in assets and liabilities
Decrease (increase)
Management fee receivables	(10,109)	1,665	(10,080)
Operating leases	(229)	(207)	(184)
Prepaid expenses and other current assets	9	(166)	(495)
Increase (decrease)
Accrued compensation	(2,749)	(2,986)	3,335
Accrued other	(523)	446	(689)
Due to SEI Funds, Inc.	762	(3,067)	3,084
Net cash provided by operating activities	317,487	308,490	350,266
Cash flows from investing activities
Purchases of fixed assets	(2,528)	(2,419)	(1,333)
Net cash used in investing activities	(2,528)	(2,419)	(1,333)
Cash flows from financing activities
Partnership distributions	(317,317)	(317,320)	(339,949)
Partners' capital contribution	3,823	—	—
Net cash used in financing activities	(313,494)	(317,320)	(339,949)
Net increase (decrease) in cash and cash equivalents	1,465	(11,249)	8,984
Cash and cash equivalents
Beginning of year	51,440	62,689	53,705
End of year	$52,905	$51,440	$62,689

Income Taxes Paid	$1,814	$579	$574

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2023, 2022 and 2021

(in thousands of dollars)
1.Background
LSV Asset Management (“LSV” or the “Partnership”), a Delaware general partnership, is a registered investment advisor that provides management services to institutions, including pension plans and investment companies. LSV uses the Quantitative Value Analysis Method and Software to market its investment advisory services. SEI Funds, Inc. (a wholly-owned subsidiary of SEI Investments Company (“SEI”)) owns approximately 39% of the Partnership and the remaining portion, approximately 61% is owned by LSV employees and former employees. The general Partnership Agreement has been amended from time to time to include new partners when they are admitted. The partnership interest of each existing partner is diluted on a pro rata basis when a new partner is admitted.
The business and affairs of LSV are managed under the direction of the Management Committee. The Management Committee consists of the remaining original partners and certain other partners of the Partnership. The voting interest by each partner on the Management Committee differs from their partnership ownership percentage.
2.Summary of Significant Accounting Policies
Cash and Cash Equivalents
LSV considers investment instruments purchased with an original maturity of three months or less to be cash and cash equivalents. LSV has an investment in a money market mutual fund that is considered a cash equivalent. LSV did not recognize any gains or losses on the investment. The investment is considered a Level 1 asset.
Allowance for Doubtful Accounts
LSV provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. LSV's estimate is based on historical collection experience and a review of the current status of Management fee receivables.
Revenue Recognition and Related Receivables
Management fee receivables on the accompanying Balance Sheets represent receivables earned and billed, as well as earned but unbilled. Unbilled receivables represent services provided but not yet billed. Management fee receivables on the accompanying Balance Sheets consist of the following:

	2023	2022
Management fee receivables	$6,760	$4,960
Unbilled management fee receivables	105,737	97,428
	112,497	102,388
Less: Allowance for doubtful accounts	(30)	(6)
Total management fee receivables	$112,467	$102,382
The Partnership provides its services on a daily basis and the performance obligation for providing its services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by LSV. Fee arrangements are based on a percentage applied to the customer’s assets under management. Fees are received monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.
As additional consideration for its services noted above, LSV receives fees that vary based on specified performance measures primarily when a fund or separate account exceeds a specified benchmark or

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2023, 2022 and 2021

contractual hurdle over a contractual performance period. These fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Partnership’s influence. Revenues are recognized evenly over the contract period once it is probable that a significant reversal will not occur. LSV believes that ratable recognition over the service period is the appropriate approach for recognizing revenue because the services are substantially the same each day and have the same pattern of transfer. Performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.
Allocations of Net Income or Net Loss
In accordance with the Partnership Agreement, all partnership net profits or losses are allocated among the partners in accordance with their respective ownership interests at the time the profits are realized. Such allocations are included in the “Partnership Capital” balance on the accompanying Statements of Changes in Partners' Capital.
Partnership Distributions
In accordance with the Partnership Agreement, Partners' distributions are based upon the net quarterly cash flows of the partnership. Such distributions represent reductions of partners' capital and are included in the Statements of Changes in Partners' Capital. Included in Partnership distributions are state taxes paid on certain partners' behalf and which represent a reduction in Partners' Capital.
Guarantees and Indemnifications
In the ordinary course of business, the Partnership from time to time enters into contracts containing indemnification obligations of the Partnership. These obligations may require the Partnership to make payments to another party upon the occurrence of certain events including the failure by the Partnership to meet its performance obligations under the contract. These contractual indemnification provisions are often standard contractual terms of the nature customarily found in the type of contracts entered into by the Partnership. In many cases, there are no stated or notional amounts included in the indemnification provisions. There are no amounts reflected on the accompanying Balance Sheets related to these indemnifications.
Guaranty Agreement with LSV Employee Group IV
In October 2023, a group of existing employees of LSV agreed to purchase a portion of the partnership interest from other current LSV employees for $11,733, a portion of which was financed through a Credit Agreement with CIBC Bank USA. The group of existing LSV employees formed a new limited liability company called LSV Employee Group IV which owns the partnership interest. LSV agreed to provide an unsecured guaranty for $10,000 of the obligations of LSV Employee Group IV to the lenders through a separate guaranty agreement. The loan facility guaranteed by LSV has a five year term and will be paid by LSV Employee Group IV from the quarterly distributions of LSV. LSV Employee Group IV made a $500 payment on the term loans during 2023.

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2023, 2022 and 2021

Fixed Assets
Fixed assets consist of the following at December 31:

			Estimated Useful Lives
	2023	2022
Equipment	$8,711	$6,186	3 to 5 years
Leasehold improvements	4,591	4,591	Lease Term
Furniture and fixtures	1,605	1,605	5 years
	14,907	12,382
Less: Accumulated depreciation and amortization	(10,478)	(9,084)
	$4,429	$3,298
Fixed assets are recorded at historical cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.
Management's Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.
Concentration of Credit Risk
Financial instruments which potentially expose the Partnership to concentrations of credit risk consist primarily of Cash and cash equivalents and Management fee revenue and receivables. Cash and cash equivalents deposits can be maintained with institutions in excess of federally insured limits.
Concentrations of credit risk with respect to our receivables are limited due to the large number of clients and their dispersion across geographic areas. No single group or customer represents greater than 10% of total revenue or Management fee receivables.
Fair Value of Financial Instruments
The Partnership's financial instruments consist primarily of cash and cash equivalents. The book value of Cash and cash equivalents, Management fee receivables and Accrued liabilities is considered to be representative of their fair value because of their short maturities. The recorded value of these financial instruments approximates their fair value at December 31, 2023 and 2022.
The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Leases
LSV determines if an arrangement is a lease at the inception of the contract. LSV's operating leases are included in Operating lease right-of-use (ROU) assets, Current portion of long-term operating lease liabilities, and Long-term operating lease liabilities on the accompanying Consolidated Balance Sheet.

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2023, 2022 and 2021

The operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Since LSV's leases do not provide an implicit interest rate, LSV utilizes an estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
LSV's leases are for corporate facilities and contain terms for renewal and extension of the lease agreement. The exercise of lease renewal options is generally at LSV's sole discretion. LSV includes the lease extensions when it is reasonably certain the Partnership will exercise the extension. LSV has elected to account for lease and non-lease components separately. Operating lease ROU assets include all contractual lease payments and initial direct costs incurred, less any lease incentives. Facility leases generally only contain lease expense and non-component items such as taxes and pass through charges. Only the lease components are included in the ROU assets and lease liabilities. Additionally, LSV has elected not to apply the recognition requirements of ASC 842 to leases which have a lease term of less than one year at the commencement date.
Income Taxes
Generally, a partnership is not responsible for federal or state income taxes as each partner is liable for income taxes on their respective share of LSV's taxable income. In certain jurisdictions the partnership is responsible for unincorporated business taxes based upon pre-tax income of the partnership. The amount on the income statement reflects amounts incurred to those jurisdictions.
In accordance with the applicable guidance the partnership is required to recognize uncertain tax positions should they arise and adjust these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. The Partnership has no liability for uncertain tax positions as of December 31, 2023 and 2022.
3.Leases
LSV has an operating lease for its facilities. LSV's expense related to leases was $720 for the years     2023, 2022, and 2021, and is included in Facilities, supplies and other costs on the accompanying Statements of Operations.
LSV's future minimum lease payments under noncancellable leases at December 31, 2023 are as follows:

Year	Future Minimum Lease Payment
2022	$973
2023	997
2024	1,022
2025	259
2026 and thereafter	—
Total future minimum lease payments	3,251
Less: Imputed interest	(200)
Total	$3,051

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2023, 2022 and 2021

The following table provides supplemental Balance Sheet information related to LSV's leases at December 31, 2023 and 2022:

	2023	2022
Current portion of long-term operating lease liabilities	$869	$812
Long-term operating lease liabilities	2,182	3,050
Total operating lease liabilities	$3,051	$3,862

Weighted average remaining lease term	3.25	4.25 years

Weighted average discount rate	4.01%	4.01%
The following table provides supplemental cash flow information related to LSV's leases:

Year ended December 31,	2023	2022
Cash paid for amounts included in the measurement of lease liabilities	949	926

4.Income Taxes
Generally, no federal or state income taxes are provided for by LSV as each partner is liable for income taxes on their respective share of LSV's taxable income. However, the partnership is responsible for certain business taxes filed in certain jurisdictions. Any timing differences between book and tax are immaterial and thus no deferred balances have been recognized.
LSV's tax return is subject to examination by federal and state taxing authorities. If such examinations result in changes to LSV's taxable income, the tax liability of each partner would change accordingly.
5.Related Party Transactions
Under LSV's Partnership Agreement, SEI Funds, Inc. is responsible for performing various services to support LSV's advisory business. In connection with such services, SEI Funds, Inc. allocates certain of its costs including employee benefits and other general and administrative expenses to LSV. The total allocated costs were $2,561, $1,872, and $2,974 in 2023, 2022, and 2021, respectively. The amounts payable to SEI Funds, Inc. of $53,909 and $53,147 at December 31, 2023 and 2022, respectively, are included in Due to SEI Funds, Inc. on the accompanying Balance Sheets. The Due to SEI Funds, Inc. balance is paid on a monthly basis, is non-interest bearing, and includes compensation, benefits and other general and administrative expenses.
LSV is a party to a number of portfolio investment advisory agreements with SEI Investments Management Corporation, SEI Investments Global, Limited, and SEI Investments Canada Company (all wholly-owned subsidiaries of SEI). Under these agreements, LSV receives an annual fee based on the assets under LSV's management in various SEI-sponsored funds. Total fees earned under these agreements were $15,712, $18,400 and $21,356 in 2023, 2022 and 2021, respectively. The Management fee receivables balance under these agreements on the accompanying Balance Sheets included $1,601 and $1,713 of such fees at December 31, 2023 and 2022, respectively.
Some LSV partners have investment interests in LSV funds. LSV receives an annual fee based on the assets under LSV’s management attributable to the Partners’ interest. Total fees earned from LSV partners for their investments in LSV funds were $3,572, $3,050, and $3,106 in 2023, 2022 and 2021, respectively.

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2023, 2022 and 2021

Following completion of eligibility requirements, LSV employees are able to participate in the Capital Accumulation Plan (“CAP”), a SEI‑sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Participants are vested in employer contributions at the time the contributions are made. All contributions are discretionary and are made from available profits. The employer contribution expense is included in Compensation, benefits and other personnel on the accompanying Statements of Operations. Costs incurred by the Partnership related to the CAP were immaterial in 2023, 2022 and 2021.
6.Accrued Stock-Based Compensation
In March 2009, certain partners (the Contributing Partners) of LSV authorized for designation a portion of their partnership interest for the purpose of providing an interest in LSV to a select group of key employees. The partnership granted portions of the authorized partnership interest to key employees from March 2009 through April 2013. The issuance in April 2013 reflected the remaining amount of the designated partnership interest of the Contributing Partners. At the time partnership interest is granted, rights to receive distributions equal to the full granted percentage transfers to the recipient of the grant. Partnership equity equal to the amount of interest granted is earned over a predetermined vesting period. All profits, losses, distributions and other rights and obligations relating to authorized but undesignated partnership interest remained with the Contributing Partners until such interest was granted. Each issuance must be authorized by unanimous vote of all Contributing Partners. The issuance of an interest in LSV to a key employee provides them an interest in the future profits of LSV. It does not provide them any rights in the management of the partnership or the ability to direct the operations or affairs of LSV. The granted partnership interest is treated as a liability as it is settled in cash and is calculated on projected net income. In 2023, the Partnership repurchased from certain partners their portion of the granted partnership interest for cash consideration for $3,823. The granted partnership interest redemption liability amounted to $18,780 and $21,529 at December 31, 2023 and 2022, respectively, and is included in Accrued compensation on the accompanying Balance Sheets. The associated income or expense recorded as a result of adjusting the granted partnership interest redemption liability to its fair value at 2023, 2022 and 2021, respectively is recorded as Stock based compensation on the accompany Statement of Operations. For the years ended December 31, 2023 and 2020, LSV recognized expense of $1,074 and $3,700, respectively, and for the year ended December 31, 2022, LSV recognized income of $2,986 as a result of the adjustment of the liability to its fair value.
7.    Variable Interest Entities - Investment Products
LSV has created investment products for its clients in various types of legal entity structures that may be considered variable interest entities (VIEs). LSV serves as the Manager for these investment products and its clients are the equity investors. LSV does not have an equity investment in any of the VIEs and does not have an obligation to enter into any guarantee agreements with the VIEs. Some of the investment products are limited partnerships which have substantive kick-out rights. LSV is not the primary beneficiary as they lack any equity investment and their fees are paid outside of the fund. Therefore, LSV is not required to consolidate any investment products that are VIEs into its financial statements.
8.    Subsequent Events
The Partnership performed an evaluation of subsequent events through February 20, 2024, which is the date the financial statements were made available to be issued.